UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) **July 25, 2003**

AMC ENTERTAINMENT INC.
(Exact name of registrant as specified in its charter)

DELAWARE	**1-8747**	**43-1304369**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

920 Main Street	
Kansas City, Missouri	**64105**
(Address of principal executive offices)	Zip Code

Registrant's telephone number, including area code
(816) 221-4000

Item 7. Financial Statements and Exhibits.

Exhibits:

99.1 July 25, 2003 Press Release, furnished solely for purposes of incorporation by reference to Item 9 herein.

Item 9. Regulation FD Disclosure.

On July 25, 2003, we announced our consolidated financial results for the first quarter of fiscal 2004 (13 weeks) ended July 3, 2003. A copy of the press release is furnished to the United States Securities and Exchange Commission (the "Commission") with this current report on Form 8-K as an exhibit. The information in this current report is being furnished under Item 9 Regulation FD Disclosure, and under Item 12 Disclosure of Results of Operations and Financial Condition, as directed by the Commission in Release No. 34-47583.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AMC ENTERTAINMENT INC.

Date: July 25, 2003   /s/ Craig R. Ramsey_____

Craig R. Ramsey
Executive Vice President and
Chief Financial Officer